Exhibit 99.1

BCE outlines strategic plan to drive sustainable free cash flow growth and long-term shareholder value

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this news release.

•	Three-year strategic plan, guided by four core priorities, designed to deliver sustainable growth across all key business units
•	Approximately 15% expected CAGR in free cash flow after payment of lease liabilities[1] between 2025 and 2028
•	$1.5 billion in expected cost savings by 2028 through company-wide transformation and continued focus on operational efficiencies
•	Capital intensity[2] expected to decrease to approximately 14% by 2028, supporting improved cash flow and investment flexibility
•	Net debt leverage ratio[3] target of 3.5x by the end of 2027, with clear path toward approximately 3.0x by 2030
•	Sustainable dividend strategy with approximately $5 billion in anticipated dividend payments to common shareholders over next three years[4]
•

Strategic partnership with PSP Investments for the formation of Network FiberCo enables a long-term future potential fibre expansion of up to 8 million U.S. locations, increasing BCE’s potential total fibre reach to up to 16+ million locations in North America

TORONTO, Oct. 14, 2025 – Ahead of its Investor Day, BCE (TSX, NYSE: BCE) unveiled its three-year strategic plan focused on delivering sustainable growth through fibre, wireless, AI-powered enterprise solutions and digital media. This growth is expected to drive total return for shareholders, supported by a disciplined capital allocation strategy tailored to a reshaped operating environment.

“For the past 145 years, Bell has been connecting Canadians. Connection is the foundation of our company and at the heart of our purpose: to advance how people connect with each other and the world,” said Mirko Bibic, President and CEO, BCE Inc. and Bell Canada.

“As we look ahead to the next several years and connecting future generations through the infrastructure we’re building today, from fibre to 5G to AI-powered solutions, I’m pleased to unveil BCE’s plan to deliver total shareholder return. Our strategy, anchored by four strategic priorities – put the customer first; deliver the best fibre and wireless networks; lead in enterprise with AI-powered solutions; and

build a digital media and content powerhouse – is focused on the core areas that will deliver sustainable growth for our investors.”

1 Free cash flow after payment of lease liabilities is a Non-GAAP financial measure. The most directly comparable financial measure for free cash flow after payment of lease liabilities ($1,746 million for 2024) under IFRS Accounting Standards is cash flows from operating activities ($6,988 million for 2024). Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on this measure.

2 Capital intensity is defined as capital expenditures divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on capital intensity.

3 Net debt used in the calculation of the net debt leverage ratio is a Non-GAAP financial measure. Net debt leverage ratio is a capital management measure. The most directly comparable financial measure for net debt ($40,299 million for 2024) under IFRS® Accounting Standards is long-term debt ($32,835 million for 2024), debt due within one year ($7,669 million for 2024) and cash ($1,572 million for 2024). Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on these measures.

4 Subject to the discretion of, and dividends being declared by, the BCE Board of Directors. Refer to the Caution Regarding Forward-Looking Statements section in this news release for more information.

BCE 2025-2028 financial outlook

Between 2025 and the end of 2028, BCE expects to deliver total shareholder return with a focus on sustainable revenue and EBITDA growth across its core operating businesses and drive operating efficiencies, including:

•	Revenue growth at a compound annual growth rate (CAGR) of 2% to 4%
•	$1.5 billion in cost savings through company-wide transformation and efficiency initiatives
•	Adjusted EBITDA[5] growth at 2% to 3% CAGR
•	Free cash flow after payment of lease liabilities growth at approximately 15% CAGR
•	Approximately $5 billion in common share dividend payments, supported by a sustainable and disciplined dividend strategy

BCE provided its financial outlook for the 2025-2028 period, as per the table below.

($ billions)

	2025 (mid-point of guidance)[6]	2028 outlook	CAGR 2025-2028E
Revenue	~ $24.7	$26.2 - $27.8	2% - 4%
Adjusted EBITDA	~ $10.7	$11.2 - $11.7	2% - 3%
Capital intensity	~ 15%	~ 14%	n.m.
Free cash flow[7]	~ $3.1	~ $3.9	~ 7%
Free cash flow after payment of lease liabilities	~ $2.0	~ $3.1	~ 15%
Net debt leverage ratio	~ 3.8x	<3.5x

5 Adjusted EBITDA is a total of segments measure. The most directly comparable financial measure for adjusted EBITDA ($10,589 million for 2024) under IFRS Accounting Standards is net earnings ($375 million for 2024). Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on this measure.

6 Updated 2025 financial guidance targets were released on August 7, 2025.

7 Free cash flow is a non-GAAP financial measure. The most directly comparable financial measure for free cash flow ($2,888 million for 2024), under IFRS Accounting Standards is cash flows from operating activities ($6,988 million for 2024). Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on this measure.

Focused capital allocation priorities

BCE’s disciplined capital allocation strategy, supported by strong free cash flow growth, positions the company to drive total shareholder return. Over the next three years, BCE expects to generate approximately $22 billion of cumulative free cash flow before capital expenditures and payment of lease liabilities8.

The company’s capital allocation strategy is anchored to the following priorities:

•	Balance sheet strength: BCE is committed to deleveraging, with a target net debt leverage ratio of 3.5x by the end of 2027, falling below 3.5x in 2028, and approaching approximately 3.0x by 2030.
•	Cost of capital optimization: The company continues to pursue strategic partnerships and initiatives aimed at optimizing its cost of capital.
•	Funding strategic priorities: Capital will be directed toward initiatives that drive long-term growth and operational efficiency.
•

Sustainable dividend policy: BCE’s current annualized common share dividend of $1.75 per share represents a meaningful and sustainable return to shareholders. The company targets a long-term dividend payout policy[9] range of 40%-55% of free cash flow and expects to distribute approximately $5 billion in dividends to common shareholders over the next three years.

8 Free cash flow pre-capex and payment of lease liabilities is a non-GAAP financial measure. The most directly comparable financial measure for free cash flow pre-capex and payment of lease liabilities ($6,785 million for 2024), under IFRS Accounting Standards is cash flows from operating activities ($6,988 million for 2024). Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on this measure.

9 Dividend payout ratio is a non-GAAP ratio. Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on this measure.

Core business priorities to deliver long-term growth

Bell’s long-term strategy is centered on its unique and differentiated set of assets, focused strategic priorities, proven track record of driving efficiencies and disciplined approach to capital allocation. Bell is poised to meet growing industry demand, generate strong free cash flow and provide investors with a total return that balances growth and a sustainable dividend.

The next era at Bell will be guided by four focused strategic priorities:

•	Put the customer first
•	Deliver the best fibre and wireless networks
•	Lead in enterprise with AI-powered solutions
•	Build a digital media and content powerhouse

Put the customer first

Over the past five years, Bell has made foundational investments in customer experience and operational simplicity driven by AI that will continue to improve customer retention and generate significant annual cost efficiencies.

Bell has over 240 million direct customer interactions every year, and this reach has enabled Bell to identify the services customers want and refine its customer tools and delivery for a seamless experience. Over the next three years, through ongoing improvements to customer experience, Bell expects to achieve a higher Net Promoter Score, lower churn, higher product intensity and higher customer lifetime value.

Deliver the best fibre and wireless networks

Bell is Canada’s largest communications company and expects to reach 3 million fibre Internet subscribers10, 10.5 million wireless subscribers, and 4 million TV and content subscribers by the end of 2025. Bell anticipates scaling its subscriber base across these growth services from 14 million in 2020 to nearly 20 million by 2028.

Bell’s fibre footprint leads in the Canadian market with more than double the locations passed versus our next leading competitor. In new fibre footprints, we see penetration more than double from 20% to 46% within five years. In some of Bell’s more tenured markets, the penetration rate is over 50%.

Where Bell has fibre, 39% of households have both mobility and Internet from Bell, compared to 18% in Bell’s non-fibre footprint. Bell expects its converged household mix to grow to 50% by the end of 2028, encouraging cross-sell opportunities between Internet, mobility and Bell Media content.

Over the next three years, Bell expects to reduce postpaid wireless and converged household churn10 rates by approximately 30 bps and drive 25% higher product intensity.

Bell today announced several new initiatives to reach more customers, enhance resiliency and deliver the easy experience customers want:

•	Introduction of tiered wireless plans with rates differing based on class of service, content, and handset financing, available now across Canada.
•	Launch of Internet services in British Columbia and Alberta in the coming weeks.
•

Introduction of Unbreakable Internet in Spring 2026, a unique product proposition that ensures ultra resilient Internet that keeps working during power outages through a combination of wireless backups enabled by Bell Mobility 5G smartphones and the fibre network’s passive optical technology.

•	Planned elimination of the TV set-top box, as Bell delivers a cutting-edge, full-service experience through apps on devices customers already own.
•

Expansion of Bell Streaming bundles in select markets to include Crave with TSN/RDS, alongside existing partnerships with Netflix and Disney+, and by integrating high-value third party services for AI, gaming, and security.

Bell, with AST SpaceMobile, recently announced the successful completion of a satellite direct-to-cell 4G voice over LTE (VoLTE) call, video call, broadband data connectivity and video streaming over a Canadian wireless network. The demonstration lays the groundwork for Bell’s planned nationwide deployment of low Earth orbit direct-to-cell service in 2026.

Bell is also simplifying its go-to-market strategy to be more agile and more efficient by streamlining its brands, focusing its Internet and mobility bundling with the Bell brand. As a first step, Bell will stop selling Virgin Plus Internet and TV in Ontario in January 2026. Virgin Plus wireless will continue to be Bell’s flanker post-paid mobility brand, with Lucky Mobile as Bell’s prepaid brand. EBOX will continue to be Bell’s flanker Internet brand.

In addition, Bell expects to more than double its digital transaction mix by 2028, supporting a better customer experience at lower cost.

10 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on churn and subscriber units.

Expanding BCE’s reach

In August 2025, BCE completed its acquisition of Ziply Fiber, the leading fibre Internet provider in the Pacific Northwest of the United States. With this acquisition, Bell reinforced its position as the third-largest fibre Internet provider in North America and has the potential to reach up to 8 million fibre locations in the United States through Network FiberCo, its strategic partnership with PSP Investments.

Ziply Fiber expects to double its fibre footprint to approximately 3 million locations by the end of 2028.

Lead in enterprise with AI-powered solutions

Bell has created a portfolio of AI-powered enterprise solutions, helping customers unleash the potential of AI within their businesses. These new services leverage Bell’s leadership position as the trusted telecommunications solutions provider to most of Canada’s largest businesses and government.

Bell extended its expertise across the country this year, establishing Ateko in Montréal, Bell AI Fabric in British Columbia and Bell Cyber in Ontario. Bell is targeting industry-leading growth of 100% for its new technology businesses over the next three years with an objective to build an approximately $1.5 billion revenue AI-powered solutions business, aligned to four strategic pillars:

•	Reinvent our core services and service delivery
•	Lead in cybersecurity through Bell Cyber
•	Build Ateko into the leading service integrator of AI automation platforms
•	Extend Bell AI Fabric’s leadership

Build a digital media and content powerhouse

In 2020, Bell understood that the media industry was undergoing a major shift toward digital. By embracing this change and meeting customers where they are in the world of on-demand and streaming services, the company began repositioning itself to become a digital media and content powerhouse.

Bell Media digital revenue mix was 16% in 2020 and has steadily increased year-over-year. Digital revenue11 is expected to increase from 45% of Bell Media revenue by 2025 to approximately 60% in 2028. Crave, the largest Canadian-owned streaming platform, now has 4.3 million subscribers, with plans to reach approximately 6 million subscribers and approximately $1 billion in annual revenue by the end of 2028.

Crave will expand to offer more than 40,000 hours of content by the end of 2025 fuelled by long-term agreements with Warner Bros. Discovery, Starz, Disney, Sony and NBCUniversal, with a broader kids offering and select sports, entertainment and news.

11 Digital revenues are comprised of advertising revenue from digital platforms including web sites, mobile apps, connected TV apps and out-of-home (OOH) digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from direct-to-consumer services and video-on-demand services.

Tune into the BCE Investor Day Presentation

BCE will share further details on its strategic plan and initiatives to drive total shareholder return during its presentation today, beginning at 8:30 a.m. ET. BCE’s 2025 Investor Day presentation webcast, replay and related materials will be available at BCE.ca.

About BCE

BCE is Canada’s largest communications company12, leading the way in advanced fibre and wireless networks, enterprise services and digital media. By delivering next-generation technology that leverages cloud-based and AI-driven solutions, we’re keeping customers connected, informed and entertained while enabling businesses to compete on the world stage. To learn more, please visit Bell.ca or BCE.ca.

[12]	Based on total revenue and total combined customer connections.

Media inquiries

Ellen Murphy

media@bell.ca

Investor inquiries

Krishna Somers

krishna.somers@bell.ca

NON-GAAP AND OTHER FINANCIAL MEASURES

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with IFRS® Accounting Standards or GAAP while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE’s performance.

National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure (NI 52-112), prescribes disclosure requirements that apply to the following specified financial measures:

•	Non-GAAP financial measures
•	Non-GAAP ratios
•	Total of segments measures
•	Capital management measures

•	Supplementary financial measures

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use in this news release to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures’ labelling is not sufficiently descriptive.

Non-GAAP Financial Measures

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE’s consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our on-going operating results and provide readers with an understanding of management’s perspective on and analysis of our performance.

Below are descriptions of the non-GAAP financial measures that we use in this news release to explain our results as well as reconciliations to the most directly comparable financial measures under IFRS Accounting Standards.

Free cash flow and free cash flow after payment of lease liabilities – Free cash flow and free cash flow after payment of lease liabilities are non-GAAP financial measures and they do not have any standardized meaning under IFRS Accounting Standards. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We define free cash flow after payment of lease liabilities as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less principal payment of lease liabilities, capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow and free cash flow after payment of lease liabilities to be important indicators of the financial strength and performance of our businesses. Free cash flow and free cash flow after payment of lease liabilities show how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow and free cash flow after payment of lease liabilities to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable financial measure under IFRS Accounting Standards is cash flows from operating activities.

The following tables are reconciliations of cash flows from operating activities to free cash flow and free cash flow after payment of lease liabilities on a consolidated basis.

($ millions)

2024
Cash flows from operating activities	6,988
Capital expenditures	(3,897)
Cash dividends paid on preferred shares	(187)
Cash dividends paid by subsidiaries to NCI	(68)
Acquisition and other costs paid	52
Free cash flow	2,888

($ millions)

2024
Cash flows from operating activities	6,988
Capital expenditures	(3,897)
Cash dividends paid on preferred shares	(187)
Cash dividends paid by subsidiaries to NCI	(68)
Acquisition and other costs paid	52
Free cash flow	2,888
Principal payment of lease liabilities	(1,142)
Free cash flow after payment of lease liabilities	1,746

Free cash flow pre-capex and payment of lease liabilities – Free cash flow pre-capex and payment of lease liabilities is a non-GAAP financial measure and does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow pre-capex and payment of lease liabilities as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less preferred share dividends and dividends paid by subsidiaries to NCI.

We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We are disclosing this measure in the context of our 2025 Investor Day presentation as we believe this helps investors and analysts assess the performance of our business.

The most directly comparable financial measure under IFRS Accounting Standards is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow pre-capex and payment of lease liabilities on a consolidated basis.

($ millions)

2024
Cash flows from operating activities	6,988
Cash dividends paid on preferred shares	(187)
Cash dividends paid by subsidiaries to NCI	(68)
Acquisition and other costs paid	52
Free cash flow pre-capex and payment of lease liabilities	6,785

Net debt - Net debt is a non-GAAP financial measure and it does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of outstanding preferred shares, less 50% of junior subordinated debt included within long-term debt, and less cash, cash equivalents and short-term investments, as shown in BCE’s consolidated statements of financial position.

In Q1 2025, we updated our definition of net debt to include 50% of junior subordinated debt. This change does not impact the net debt amounts previously presented. We include 50% of outstanding preferred shares and 50% of junior subordinated debt in our net debt as it is consistent with the treatment by certain credit rating agencies and given structural features including priority of payments.

We, and certain investors and analysts, consider net debt to be an important indicator of the company’s financial leverage.

Net debt is calculated using several asset and liability categories from the statements of financial position. The most directly comparable financial measure under IFRS Accounting Standards is long-term debt. The following table is a reconciliation of long-term debt to net debt on a consolidated basis.

($ millions)

2024

Long-term debt	32,835
Less: 50% of junior subordinated debt	-
Debt due within one year	7,669
50% of preferred shares	1,767
Cash	(1,572)
Cash equivalents	-
Short-term investments	(400)
Net debt	40,299

Non-GAAP Ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Below is a description of the non-GAAP ratio that we use in this news release to explain our results.

Dividend payout ratio - Dividend payout ratio does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define dividend payout ratio as dividends paid on common shares divided by free cash flow. Free cash flow is a non-GAAP financial measure. For further details on free cash flow, refer to Non-GAAP Financial Measures above.

We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments.

Total of Segments Measures

A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE’s consolidated primary financial statements.

Below is a description of the total of segments measure that we use in this news release to explain our results as well as a reconciliation to the most directly comparable financial measure under IFRS Accounting Standards.

Adjusted EBITDA – Adjusted EBITDA is a total of segments measure. We define adjusted EBITDA as operating revenues less operating costs as shown in BCE’s consolidated income statements.

The most directly comparable financial measure under IFRS Accounting Standards is net earnings.

The following table is a reconciliation of net earnings to adjusted EBITDA on a consolidated basis.

($ millions)

2024
Net earnings	375
Severance, acquisition and other costs	454
Depreciation	3,758
Amortization	1,283
Finance costs
Interest expense	1,713
Net return on post-employment benefit plans	(66)
Impairment of assets	2,190
Other expense	305
Income taxes	577

Adjusted EBITDA	10,589

Capital Management Measures

A capital management measure is a financial measure that is intended to enable a reader to evaluate our objectives, policies and processes for managing our capital and is disclosed within the Notes to BCE’s consolidated financial statements.

The financial reporting framework used to prepare the financial statements requires disclosure that helps readers assess the company’s capital management objectives, policies, and processes, as set out in IFRS Accounting Standards in IAS 1 – Presentation of Financial Statements. BCE has its own methods for managing capital and liquidity, and IFRS Accounting Standards do not prescribe any particular calculation method.

Net debt leverage ratio - The net debt leverage ratio is a capital management measure and represents net debt divided by adjusted EBITDA. Net debt used in the calculation of the net debt leverage ratio is a non-GAAP financial measure.

Net debt is a non-GAAP financial measure and it does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. For further details on net debt, refer to Non-GAAP Financial Measures above.

For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

Supplementary Financial Measures

A supplementary financial measure is a financial measure that is not reported in BCE’s consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures’ labelling is not sufficiently descriptive.

KEY PERFORMANCE INDICATORS (KPIs)

We use capital intensity, churn and subscriber (or customer or NAS) units to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to: BCE’s plan to drive sustainable free cash flow growth and long-term shareholder value; BCE’s goal of $1.5B in cost savings by 2028; BCE’s net debt leverage ratio expected between 2025 and 2030; BCE’s revenue, adjusted EBITDA, capital intensity, free cash flow and free cash flow after payment of lease liabilities expected for the 2025-2028 period; the CAGR for BCE revenue, adjusted EBITDA, free cash flow and free cash flow after payment of lease liabilities expected for the 2025-2028 period; BCE’s expected dividends to be paid to common shareholders over the next three years; BCE’s cumulative free cash flow pre-capex and payment of lease liabilities expected to be generated over the next three years; the potential total number of Ziply Fiber fibre locations by the end of 2028, Ziply Fiber-Network FiberCo fibre locations to be reached in the U.S. over the long term, and Bell Canada-Ziply Fiber-Network FiberCo fibre locations to be reached in North America over the long term; BCE’s 2025-2028 strategic plan focused on delivering sustainable growth through fibre, wireless, AI-powered enterprise solutions and digital media to drive total return for shareholders; BCE’s capital allocation priorities; BCE’s expected long-term common share dividend payout policy target range; the expected improvement in Bell Canada’s Net Promoter Score, churn, product intensity and customer lifetime value over the next three years; the expected number of fibre Internet, wireless, and TV and content subscriber by the end of 2025 and by 2028; the expected converged household mix improvement by the end of 2028; the expected postpaid wireless and converged household churn improvement over the next three years; Bell Canada’s planned launch of Internet services in British Columbia and Alberta in the coming weeks, the introduction of unbreakable Internet in Spring 2026, the planned elimination of the set-top box, the expansion of Bell Streaming bundles in select markets, and the introduction of tiered wireless plans; the planned deployment of low Earth orbit direct-to-cell service in 2026; Bell Canada’s plan to stop selling Virgin Plus Internet & TV in Ontario in January 2026; the expected increase in digital transactions mix by 2028; Bell Canada’s target growth level for its new technology businesses over the next three years; BCE’s goal of approximately $1.5B in AI-powered solutions revenue over the next three years; Bell Media’s expected increase in digital revenue by 2025 and 2028; Bell Media’s goal to reach approximately 6M Crave subscribers, and approximately $1B in Crave annual revenue by 2028; Crave’s expansion of its content offering expected by the end of 2025; BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, commitment and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of October 14, 2025 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. We regularly consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after October 14, 2025. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected financial results, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to the following:

Economic Assumptions

Our forward-looking statements are based on certain assumptions concerning the Canadian and U.S. economies for the 2025-2028 period. In particular, we have assumed:

•	Economic growth consistent with historical activity
•	No significant adverse changes to the economic conditions of each region where the company operates
•	Limited impact from inflation, interest rates and supply chain constraints on our plans to grow our business over the long term

Canadian Market Assumptions

Our forward-looking statements also reflect various Canadian market assumptions for the 2025-2028 period. In particular, we have made the following assumptions:

•	A higher level of wireline competition in consumer, business and wholesale markets, with wireless competition stabilizing in the short to medium term in the same segments
•	A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative over-the-top (OTT) competitors
•	The Canadian traditional TV and radio advertising markets are expected to be impacted by audience declines as the advertising market growth continues to shift towards digital
•

Declines in broadcasting distribution undertaking (BDU) subscribers driven by increasing competition from the continued rollout of subscription video on demand (SVOD) streaming services together with further scaling of OTT aggregators

U.S. Market Assumptions

Our forward-looking statements also reflect various U.S. market assumptions for our products and services for the 2025-2028 period. In particular, we have made the following assumptions:

•	A higher level of wireline pricing competition in consumer, business and wholesale markets
•	Increased demand for colocation and datacenter connectivity services
•	A shrinking traditional voice services market as customers migrate to wireless or Voice over Internet Protocol (VoIP) offerings

Assumptions Applicable to our Bell CTS Segment (Excluding Ziply Fiber)

Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell CTS segment (excluding Ziply Fiber) for the 2025-2028 period:

•

Stable market share of national operators’ wireless mobile phone net additions as we manage increased competitive intensity and promotional activity across all regions and market segments, with wireless pricing return to growth in the short to medium term

•	Ongoing expansion and deployment of Fifth Generation (5G) and 5G+ wireless networks, offering competitive coverage and quality
•	Moderating deployment of direct fibre to incremental homes and businesses within our wireline footprint with continued growth in fibre Internet subscribers
•	Continued focus on the consumer household and bundled service offers for mobility, Internet and content services
•	Increasing customer adoption of OTT services resulting in downsizing of television (TV) packages and fewer consumers purchasing BDU subscriptions services
•	Continued diversification of our distribution strategy with a focus on expanding direct-to-consumer (DTC) and online transactions
•	Continued scaling of technology services from recent acquisitions made in the enterprise market through leveraging our sales channels with the acquired businesses’ technical expertise
•	Continued large business customer migration to Internet protocol (IP)-based systems
•	Ongoing competitive repricing pressures in our business and wholesale markets
•

Realization of cost savings related to operating efficiencies enabled by our direct fibre footprint, changes in consumer behaviour and product innovation, digital and AI adoption, product and service enhancements, expanding self-serve capabilities, new call centre and digital investments, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers

•	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our communication and technology services business

Assumptions Applicable to Ziply Fiber

Our forward-looking statements are also based on the following internal operational assumptions with respect to Ziply Fiber for the 2025-2028 period:

•	Continued growth in retail Internet customers with continued deployment of direct fibre to incremental homes and businesses within our footprint
•	Increasing retail Internet ARPU through continued migration of customers to higher speed tiers and rate increases
•	Ongoing competitive repricing pressures in our business and wholesale markets
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Realization of cost savings related to operational efficiencies enabled by our direct fibre footprint, digital and AI adoption, expanding self service capabilities, and other improvements to the customer service experience

Assumptions Applicable to our Bell Media Segment

Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell Media segment for the 2025-2028 period:

•	Overall digital revenue expected to reflect scaling of Connected TV and Audio, DTC advertising and subscriber growth, as well as digital growth in our out-of-home (OOH) business
•	Leveraging of first-party data to improve targeting, advertisement delivery including personalized viewing experience and attribution
•	Continued scaling of Crave, TSN and RDS through expanded distribution, optimized content offering and user experience improvements
•	Continued escalation of media content costs to secure quality content
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Continued support in original French content with a focus on digital platforms such as Crave, Noovo.ca and iHeartRadio Canada, to better serve our French-language customers through a personalized digital experience

•	Ability to successfully acquire and produce highly-rated programming and differentiated content
•	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business

Financial Assumptions Concerning BCE

Our forward-looking statements are also based on the following internal financial assumptions with respect to BCE for 2028:

•	An estimated post-employment benefit plans service cost of approximately $175 million to $225 million
•	Interest paid of approximately $1,950 million to $2,050 million
•	An average effective tax rate of approximately 27%
•	Contributions to post-employment benefit plans of approximately $40 million to $60 million
•	Payments under other post-employment benefit plans of approximately $50 million to $70 million
•	Income taxes paid (net of refunds) of approximately $1,000 million to $1,200 million

Assumptions underlying expected continuing contribution holiday for the 2025-2028 period in the majority of our pension plans

We have made the following principal assumptions underlying the expected continuing contribution holiday for the 2025-2028 period in the majority of our pension plans:

•

At the relevant time, our defined benefit (DB) pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken for applicable DB and defined contribution (DC) components

•	No significant declines in our DB pension plans’ financial position due to declines in investment returns or interest rates
•	No material experience losses from other events such as through litigation or changes in laws, regulations or actuarial standards

The foregoing assumptions, although considered reasonable by BCE on October 14, 2025, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2025 guidance and our financial outlook for 2025 to 2028, are listed below. The realization of our forward-looking statements, including our ability to meet our 2025 guidance targets and achieve our financial outlook for 2025 to 2028, essentially depends on our business performance, which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: the negative effect of adverse economic conditions, including from trade tariffs and other protective government measures, including the imposition of U.S. tariffs on imports from Canada and retaliatory tariffs by the Canadian government on goods coming from the U.S., recessions, inflation, reductions in immigration levels, high housing support costs relative to income, and financial and capital market volatility, and the resulting negative impact on customer spending and the demand for our products and services, higher costs and supply chain disruptions; the negative effect of adverse conditions associated with geopolitical events; the intensity of competitive activity and the failure to effectively respond to evolving competitive dynamics; the level of technological substitution and the presence of alternative service providers contributing to disruptions and disintermediation in each of our business segments; changing customer behaviour and the expansion of cloud-based, over-the-top (OTT) and other alternative solutions; advertising market pressures from economic conditions, fragmentation and non-traditional/global digital services; rising content costs and challenges in our ability to acquire or develop key content; high Canadian Internet and smartphone penetration; regulatory initiatives, proceedings and decisions, government consultations and government positions that negatively affect us and influence our business including, without limitation, concerning mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations and control of copyright piracy; the inability to implement enhanced compliance frameworks and to comply with legal and regulatory obligations; unfavourable resolution of legal proceedings; the failure to evolve and transform our networks, systems and operations using next-generation technologies while lowering our cost structure, including the failure to meet customer expectations of product and service experience; the inability to drive a positive customer experience; the inability to protect our physical and non-physical assets from events such as information security attacks, unauthorized access or entry, fire and natural disasters; the failure to implement an effective security and data governance framework; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; service interruptions or outages due to network failures or slowdowns; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, information technology (IT) systems, equipment and other facilities; the failure by other telecommunications carriers on which we rely to provide services to complete planned and sufficient testing, maintenance, replacement or upgrade of their networks, equipment and other facilities, which could disrupt our operations including through network or other infrastructure failures; the complexity of our operations and IT systems and the failure to implement, maintain or manage highly effective processes and IT systems; in-orbit and other operational risks to which the satellites used to provide our satellite television (TV) services are subject; the failure to attract, develop and retain a talented team capable of furthering our strategic imperatives and operational transformation; the potential deterioration in employee morale and engagement resulting from staff reductions, cost reductions or reorganizations and the de-prioritization of transformation initiatives due to staff reductions, cost reductions or reorganizations; the failure to adequately manage health and safety concerns; labour disruptions and shortages; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether our dividend payout policy will be maintained or achieved, or that the dividend on common shares will be maintained or dividends on any of BCE’s outstanding shares will be declared by BCE’s board of directors (the Board); the failure to reduce costs and adequately assess investment priorities, as well as unexpected increases in costs; the inability to manage various credit, liquidity and market risks; the failure to evolve practices to effectively monitor and control fraudulent activities; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the impact on our financial statements and estimates from a number of factors; pension obligation volatility and increased contributions to post-employment benefit plans; the expected timing and completion of the proposed disposition of Northwestel Inc. (Northwestel) are subject to closing conditions, termination rights and other risks and uncertainties, including, without limitation, the purchaser securing financing and the completion of confirmatory due diligence, which may affect its completion, terms or timing and, as such, there can be no assurance that the proposed disposition will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated, or that the potential benefits expected to result from the proposed disposition will be realized; there can be no assurance that the potential benefits expected to result from the formation of Network FiberCo will be realized; reputational risks and the inability to meaningfully integrate environmental, social and governance (ESG) considerations into our business strategy, operations and governance; the adverse impact of various internal and external factors on our ability to achieve our ESG targets including, without limitation, those related to greenhouse gas (GHG) reduction and supplier engagement; the failure to take appropriate actions to adapt to current and emerging environmental impacts, including climate change; the failure to develop and implement sufficient corporate governance practices; the inability to adequately manage social issues; health risks, including pandemics, epidemics and other health concerns, such as radio frequency emissions from wireless communications devices and equipment; our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data governance and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards; the failure to successfully expand Ziply Fiber’s fibre network and optimize its existing copper network; the inability of Ziply Fiber’s current and future initiatives or programs to generate the level of returns, or to occur on the timeline, we anticipate; the intensity of competitive activity in Ziply Fiber’s services market in the U.S., and the failure to effectively respond to fragmented and rapidly evolving competitive dynamics; the failure to successfully integrate Ziply Fiber as a subsidiary of BCE, and to generate the anticipated benefits from the acquisition of Ziply Fiber; the failure to accurately anticipate fluctuations in the exchange rate between the Canadian dollar and U.S. dollar and our inability to successfully implement currency hedging strategies; Ziply Fiber is subject to significant regulation in the U.S. which may reduce the amount of subsidies or revenues it receives, increase its compliance burdens or constrain its ability to compete; the failure to comply with the non-U.S. ownership rules and our regulatory obligations imposed by the Federal Communications Commission; changes to tax legislation in the U.S., Canada, or other relevant jurisdictions, or to its interpretation or enforcement, may affect Ziply Fiber’s income tax position, as well as our effective tax rate and the after-tax returns we derive from Ziply Fiber’s U.S. operations.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2024 Annual MD&A dated March 6, 2025 and BCE’s 2025 First and Second Quarter MD&As dated May 7, 2025 and August 6, 2025, respectively, and BCE’s news release dated August 7, 2025 announcing its financial results for the second quarter of 2025, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at sedarplus.ca) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.